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02037354

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAY 2 3 2002 WASH. D.C. 155 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2002

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 1100, Montréal, Québec H3B 4Y8, (514) 397-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

PROCESSED
JUN 1 4 2002
THOMSON
FINANCIAL P

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: May 21, 2002

Name: Graham E. Bagnall
Title: Vice-President and Comptroller

EXHIBIT INDEX

EXHIBIT 1

Bell Canada International

Q1

Interim Report
for the period ended March 31, 2002

First Quarter 2002 Interim Management's Discussion & Analysis

This interim management's discussion and analysis of financial condition and results of operations ("Interim MD&A") for the first quarter of 2002 focuses on the results of the operations and financial situation of Bell Canada International Inc. ("BCI" or the "Corporation") and should be read in conjunction with BCI's unaudited consolidated financial statements for such period. This Interim MD&A should also be read in conjunction with the annual MD&A contained in BCI's Annual Report for 2001, and in particular the risk factors contained therein.

This Interim MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the results of operations and financial condition of the Corporation.

Certain sections of this Interim MD&A contain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors which could cause actual results to differ materially from current expectations are discussed on pages 10 to 13 under "Risk Factors".

Unless otherwise indicated, any references to the Corporation's joint ventures and subsidiaries refer to the communications companies in which the Corporation holds an ownership interest, either directly or indirectly. BCI's continuing operations include the following operating companies held through Telecom Américas Ltd. ("Telecom Américas"): ATL-Algar Telecom Leste S.A. ("ATL"); Tess S.A. ("Tess"); Telet S.A. ("Telet"); and Americel S.A. ("Americel").

As at March 31, 2002, BCI's discontinued operations include the following operating companies: Canbras Communications Corp. ("Canbras"); Genesis Telecom C.A. ("Genesis"); Techtel – LMDS Comunicaciones Interativas, S.A. ("Techtel"); and Axtel S.A. de C.V. ("Axtel").

Principal Operations

BCI, through joint ventures and subsidiaries, owns, develops and operates advanced communications companies outside of Canada, with a focus on Latin America. BCI currently holds the majority of its investments through Telecom Américas, which was formed in November 2000 and is held jointly with América Móvil S.A. de C.V. ("América Móvil") and SBC International, Inc. ("SBC").

In order to address the funding requirements of Telecom Américas, on February 8, 2002, BCI, with its partners, América Móvil and SBC, completed a reorganization of Telecom Américas into a company focused on the Brazilian mobile wireless market (the "Reorganization"). The Reorganization gave effect to the following asset transfers:

- Telecom Américas transferred its 77.1% interest in Comunicación Celular S.A. – Comcel S.A. ("Comcel") to América Móvil;
- América Móvil transferred cash of US$80 million and its 41% interest in ATL to Telecom Américas;
- Telecom Américas distributed its 75.6% interest in Canbras to BCI;
- Telecom Américas distributed its 59.1% interest in Genesis equally to BCI and América Móvil; and
- Telecom Américas will distribute its 60% interest in Techtel to América Móvil upon receipt of regulatory approvals.

BCI recorded a net gain of $672.9 million on the Reorganization, principally on the disposition of Comcel.

In conjunction with the Reorganization, Telecom Américas also secured capital contributions from its principal shareholders, América Móvil and BCI, in the amount of US$240 million, and reached an agreement in principle with a financial investor for an equity investment of US$300 million. Additional capital resources in the amount of US$120 million were committed in the form of a convertible shareholder loan that is repayable in June 2004 in common shares of Telecom Américas. These financings will be used to reduce short-term debt and to fund operating requirements, including capital expenditures. Telecom Américas also concluded a number of other funding arrangements which have allowed it to refinance and extend the average life of some of its existing debt. The US$300 million equity investment transaction closed on April 19, 2002. As consideration for the US$300 million investment, Telecom Américas issued convertible preferred shares. If converted, BCI's ownership in Telecom Américas would be diluted by approximately three percentage points.

As at March 31, 2002, Brazil Mobile remains the only business segment of the Corporation. At such date, the Telecom Américas companies (the "Operating Companies") served 4.5 million subscribers. The table below presents the Corporation's principal operations along with the accounting treatment for such operations as at March 31, 2002:

Company (Country) [(1)]	Operations	Equity Interest [(2)]	Total Subscribers	Accounting Treatment [(3)]
TELECOM AMÉRICAS		42%		Proportionate Consolidation
CONTINUING OPERATIONS				
Brazil Mobile				
ATL (Brazil)	Cellular	100%	1,934,720	Consolidation
Tess (Brazil)	Cellular	100%	1,077,573	Consolidation
Telet (Brazil)	Cellular	78%	851,213	Consolidation
Americel (Brazil)	Cellular	77%	639,881	Consolidation
			4,503,387	
DISCONTINUED OPERATIONS				
Techtel (Argentina)	Broadband, Long Distance Carrier	60%	n/a	Discontinued Operation
DISCONTINUED OPERATIONS				
Canbras (Brazil)	Broadband Cable & ISP	76%	851,213	Discontinued Operation
Genesis (Venezuela)	LMDS	30%	461	Discontinued Operation
Axtel (Mexico)	Fixed Wireless	28%	290,748	Discontinued Operation

(1) Excludes BCI's discontinued operations previously sold or written-off: Comcel, KG Telecommunications Co. Ltd. ("KG Telecom"), Hansol M.Com ("Hansol"), and Vésper S.A., Vésper São Paulo S.A. and Vento Ltda. (collectively, the "Véspers").
(2) Figures represent, as at March 31, 2002, BCI's economic interests in the companies listed except for the operating companies of Telecom Américas which represent Telecom Américas' economic interests in such companies.
(3) Represents BCI's accounting treatment for the companies listed except for the operating companies of Telecom Américas which represents Telecom Américas' accounting treatment of such companies.

Performance Overview

Revenues

For the three months ended March 31, 2002, the Corporation's revenues were generated primarily from Brazilian mobile wireless operations. These revenues consist of service revenues and equipment sales (principally handsets). Service revenues are a function of: (i) the size of the subscriber base; (ii) the monthly fee charged to subscribers for access to the network; (iii) the actual minutes of airtime used by subscribers; and (iv) the airtime charged per minute of usage. Other sources of service revenue include charges for roaming and value-added services (such as voice mail, call waiting, call forwarding and short message services).

Operating Costs

Operating costs are comprised of three components: (i) cost of sales; (ii) selling, general and administrative expenses; and (iii) depreciation and amortization. Cost of sales include the cost of equipment sold, interconnection charges, roaming and other charges. Selling, general and administrative expenses include selling and marketing expenses, and general and corporate expenses. Depreciation and amortization include amortization of licenses and depreciation of the cost of the network.

The table below presents the consolidated operating results of the Corporation for the three months ended March 31, 2002 and 2001:

(in thousands of Canadian dollars)	Three months ended March 31,		
	2002	2001 Normalized (1)	2001
Service Revenue	**$119,966**	$116,346	$32,574
Equipment Revenue	**16,733**	15,734	4,686
Total Revenues	**136,699**	132,080	37,260
Cost of Service	**(30,866)**	(33,521)	(10,797)
Cost of Equipment	**(24,527)**	(21,700)	(6,465)
Total Cost of Sales	**(55,393)**	(55,221)	(17,262)
SG&A	**(40,687)**	(52,650)	(18,587)
EBITDA (2)	**40,619**	24,209	1,411
EBITDA Margin	***29.7%***	*18.3%*	*3.8%*
Depreciation and amortization	**(43,488)**	(41,702)	(21,227)
Foreign exchange loss	**(2,703)**	(101,648)	(51,935)
Interest expense	**(66,389)**	(58,507)	(20,601)
Gain (loss) on investments	**1,660**	(54,656)	(54,652)
Other	**(1,426)**	16,071	5,098
Loss before non-controlling interest	**(71,727)**	(216,233)	(141,906)
Non-controlling interest	**5,274**	1,990	128
Net loss from continuing operations	**(66,453)**	(214,243)	(141,778)
Discontinued operations (3)	**672,921**	305,025	305,025
Net earnings	**606,468**	90,782	163,247
Interest on convertible debentures	**(3,233)**	(6,999)	(6,999)
Net Earnings to Common	**$603,235**	$83,783	$156,248

(1) Normalized to reflect, on a pro-forma basis, BCI's current effective ownership in Telecom Américas and each of its operating companies, and to exclude goodwill amortization. Such normalization is not prescribed by Generally Accepted Accounting Principles ("GAAP"). For purposes of normalizing the comparative financial data presented for the three months ended March 31, 2001, the following ownership percentages, applicable in the three months ended March 31, 2002, have been used:

	Three months ended Mar 31, 2002
BCI's interest in Telecom Américas	42%
Telecom Américas' interest in:	
ATL (a)	100%
Tess (b)	100%
Telet (c)	100%
Americel (c)	100%

(a) ATL was consolidated at 59% for the first month of the first quarter of 2002 and at 100% for the second and third month.

(b) 100% of Tess was acquired April 9, 2001, but for the purposes of this normalization, was assumed to be acquired January 1, 2001.

(c) Telecom Américas' actual ownership in Telet and Americel in the first quarter of 2002 was 78% and 77%, respectively. However, the shareholders' equity of both companies is negative and as a result, under GAAP, BCI accounts for 100% of the results of operations of each company.

(2) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization, and is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by GAAP.

(3) BCI began accounting for its Asia Mobile and Latin America CLEC segments as disocontinued operations at the end of the first quarter of 2001, and for its Brazil Broadband, Spanish Américas Mobile and Spanish Américas Broadband segments as discontinued operations as at December 31, 2001.

Retroactive Restatement of Prior Period – Foreign Currency Translation

Effective January 1, 2002, the Corporation adopted the accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650, "Foreign Currency Translation" which require that, effective January 1, 2002, all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods.

Comparison of Current Results with Results for 2001

Revenues for the three months ended March 31, 2002 were $136.7 million compared to $37.3 million as reported for 2001, representing an increase of $99.4 million. EBITDA for the three months ended March 31, 2002 were $40.6 million compared to $1.4 million, representing an increase of $39.2 million. The net loss from continuing operations for the three months ended March 31, 2002 was $66.5 million compared to a loss of $141.8 million. Net earnings applicable to common shares for the three months ended March 31, 2002 was $603.2 million as compared to $156.2 million.

The changes in revenues and EBITDA for the three months ended March 31, 2002, compared to the same period last year, were mainly due to increased ownership in the Brazil Operating Companies. The decrease in the net loss was primarily due to a loss of $56 million in 2001 on the disposition of SK Telecom Co. Ltd. ("SK Telecom") shares and the absence of a corresponding loss in 2002, as well as lower foreign exchange losses on US dollar denominated debt.

The net income from discontinued operations for the three months ended March 31, 2002 was $672.9 million, $367.9 favourable to the same period last year. The net income in the first quarter of 2002 reflected the $672.9 million net gain recognized on the Telecom Américas Reorganization transactions. The net income in 2001 included a gain of $502.1 million from the sale of KG Telecom, partially offset by operating losses of $192.9 million from BCI's discontinued operations, which are no longer reflected in its statement of earnings.

Comparison of Current Results with Results for 2001 "Normalized"

In order to provide more meaningful comparisons in the discussion that follows, actual consolidated operating results for the three months ended March 31, 2002 are compared to "normalized" results for the same period of last year.

Normalized consolidated operating results of operations reflect, on a pro-forma basis, the same effective ownership of BCI in each of the operating companies of Telecom Américas in 2001 that has actually existed during the first three months of 2002. This eliminates variances in comparing 2002 results with those of 2001 which are due solely to differences in ownership. Results have also been normalized to exclude goodwill amortization from operating results, to reflect the new CICA recommendations which require that goodwill no longer be amortized to earnings. Such normalization is not prescribed by GAAP.

Revenues for the three months ended March 31, 2002 were $4.6 million or 3% higher than the same period in the previous year. Revenue growth was primarily due to the 25% growth in subscribers to 4.5 million as of March 31, 2002 from 3.6 million as of March 31, 2001. Subscriber growth was achieved through promotions and subscriber retention programs. The rate at which customers discontinued service ("churn") for the first quarter of 2002 was 4.5% compared to 6.3% for the same period last year. Net additions of subscribers for the quarter was 20% higher than the same period last year. Subscriber growth was partially offset by a 13% lower Brazilian *real* translation rate into the Canadian dollar compared to the same period last year, as well as a decline in average revenue per subscriber. Excluding the devaluation impact, revenues would have been $22.5 million or 17% favourable. Average revenue per subscriber at 30 Brazilian *reais* (R$30) declined 8% for the three months ended March 31, 2002 compared to the same period last year, as usage per customer decreased with the increase in the subscriber base.

Total cost of sales for the three months ended March 31, 2002 of $55.4 million was flat compared to the same period last year, despite the increase in revenues. The higher devaluation of the *real* against the Canadian dollar, compared to a year ago, reduced expenses when translated into Canadian dollars. Excluding the devaluation impact, total cost of sales would have been $7.4 million higher for the quarter. The increase was mainly due to higher cost of equipment, which is paid in US dollars.

Total selling, general and administrative expenses were $12.0 million favourable to the same period last year mainly due to tighter cost controls and the consolidation of the four Brazilian operating companies, and lower overhead expenses at the corporate level.

EBITDA for the three months ended March 31, 2002 was $16.4 million higher than the same period in the previous year. The increase in EBITDA was a result of significant reductions in general and administrative expenses and the realization of economies of scale resulting from the growth in the subscriber base. The EBITDA margin was 30% in 2002 compared to 18% in 2001. Excluding the devaluation impact, EBITDA would have been $22.1 million favourable.

Depreciation and amortization expense increased by $1.8 million for the three month period ended March 31, 2002. The increase was mainly due to the depreciation of larger property, plant and equipment balances associated with the continued build-out of the Corporation's cellular networks necessary to meet customer demand.

The foreign exchange loss for the three months ended March 31, 2002 of $2.7 million was $98.9 million favourable to the same period last year, primarily due to the impact of a lower devaluation of the *real* on US dollar denominated debt as compared to the same period last year. The *real* compared to the US dollar depreciated 0.1% in the quarter versus a devaluation of 10.1% in the first quarter of 2001. The variance also included lower foreign exchange losses of $38.3 million at the BCI corporate level mainly on US dollar denominated notes payable to Telecom Américas outstanding in the first quarter of 2001.

Total interest expense for the three months ended March 31, 2002 was $7.9 million higher than the same period last year, mainly due to increased interest costs incurred at the corporate levels, partially offset by lower interest expense at Brazil Mobile operations. Increased interest expense of $16.9 million at the Telecom Américas corporate level represents interest on notes of US$631 million issued by a wholly-owned subsidiary of Telecom Américas as part of the consideration to acquire Tess (the "Tess Notes"). Higher interest of $6.2 million at the BCI corporate level was due to the higher level of borrowing during the quarter under its credit facility, compared to the same period last year.

Gain on investments of $1.7 million was $56.3 million favourable compared to the same period last year, due to a loss recorded in the first quarter of 2001 on SK Telecom shares received as part of the consideration for the sale of BCI's interest in Hansol.

The unfavourable variance in other expenses of $17.5 million was attributable to the positive impact of US dollar to Brazilian Real hedging transactions used in 2001 by one of the Brazilian Mobile operating companies in order to reduce their risk against fluctuations of the Real on their US dollar denominated debt. The hedge transactions generated a positive impact on financial results due to the devaluation of the real against the US dollar. The increase in other expenses was also due to interest accrued in the first quarter of 2002, related to a put option granted in 1998 to an investor in Comcel (the "Put Option").

The net loss from continuing operations was $147.8 million favourable to the same period last year, mainly due to lower foreign exchange losses at the Brazilian mobile operations, as well as lower losses on investments at the corporate level (sale of SK Telecom shares).

Liquidity and Capital Resources

BCI Corporate

On December 3, 2001, BCI announced a plan (the "Recapitalization Plan") intended to enable the Corporation to meet its short-term funding obligations and avoid the acceleration of other indebtedness. The Recapitalization Plan included the following:

- A Rights Offering to holders of its common shares for gross proceeds of approximately $440 million, with common shares issued on February 15, 2002. Public shareholders exercised approximately 42% of the rights offered to them ($49 million), while BCE Inc. ("BCE") exercised all of the rights issued to it, as well as all of the remaining rights not exercised by the public ($391 million).

- Settlement of obligations totaling approximately $478 million by the issuance of BCI common shares on February 15, 2002. These obligations included principal in the amount of $400 million owing under BCI's subordinated convertible debentures and principal and interest in the amount of $78 million owing to BCE, pursuant to a convertible loan.

- Following the issuance of these shares, the number of BCI shares outstanding increased from 79 million to 4,797 million. BCE's ownership interest in BCI declined from 73.5% to 62.2%. It is BCI's intention to settle the Put Option by the issuance of BCI common shares upon receipt of the put exercise notice. Assuming a May 8, 2002 exercise of the Put Option at a price of $0.073, approximately 11.3 billion BCI shares would be issued to settle both the Put Option and the secondary warrants.

- The amendment and restatement of BCI's existing credit facility (the "Credit Facility") on March 8, 2002 in the reduced amount of $230 million but with an extended maturity to March 8, 2003.

Proceeds of the Rights Offering were used to pay the accrued interest owed to holders of the convertible debentures in the amount of $40 million and reduce outstanding indebtedness under the Credit Facility in the amount of $170 million. Approximately $150 million was used to fund BCI's equity commitments to Telecom Américas, of which $30 million was invested during the quarter and $120 million was invested shortly after the end of the quarter to fund a portion of the first payment of the Tess Notes on April 9, 2002. The remaining proceeds will be used for general corporate and investment purposes.

The proceeds received under the Recapitalization Plan, combined with BCI's available cash and unused credit facilities, should provide BCI with sufficient funds to meet its existing financial obligations to March 2003. BCI's significant remaining financial obligations thereafter as well as any investment requirements will have to be settled with the proceeds from asset sales or new financings. The risks associated with the Corporation's short-term liquidity challenges are addressed under "Risk Factors".

During the quarter, in addition to the $30 million invested in Telecom Américas, BCI invested $2.4 million in Axtel. Funding was provided from advances under the Credit Facility. As at March 31, 2002, BCI had $183 million of cash and temporary investments at the corporate level (of which $120 million was used to fund a portion of the first payment under the Tess Notes on April 9, 2002) and a further $56 million of unused availability under its Credit Facility.

BCI Consolidated

The table below summarizes the consolidated cash flows of the Corporation for the three months ended March 31, 2002 and 2001:

(in thousands of Canadian dollars)	Three months ended March 31,	
	2002	2001 (1)
Cash Flow Data:		
Cash used for continuing operations	**($35,549)**	($6,832)
Cash (used for) provided by continuing investing activities	**(45,321)**	119,086
	(80,870)	112,254
Cash provided by (used for) continuing financing activities	**277,550**	(287,210)
Foreign exchange (loss) gain on cash held in foreign currencies	**(2,063)**	12,813
Cash (used for) provided by discontinued operations	**(2,535)**	636,514
Net increase in cash and cash equivalents	**192,082**	474,371
Cash and cash equivalents, beginning of period	**378,204**	123,680
Cash and cash equivalents, end of period	**$570,286**	$598,051

(1) In accordance with generally accepted accounting principles, data for the three months ended March 31, 2001 have been restated to reflect discontinued operations treatment and the change in accounting policy for foreign currency translation. Such data have not been normalized.

Operating activities
Cash used for operating activities for the quarter ended March 31, 2002 was $28.7 million higher than the same period last year. The increase was mainly attributable to changes in working capital, including a reduction in accounts payable, partially offset by higher EBITDA and lower foreign exchange losses realized at the corporate level.

Investing activities
Cash used for investing activities for the quarter ended March 31, 2002 was $45.3 million, compared to cash provided by investing activities of $119.1 million for the same period last year. In 2002, $23.9 million of cash was spent on capital expenditures and $17.3 million was advanced to Telecom Américas. In 2001, funds were obtained from the monetization of notes receivable for $223.3 million and the sale of SK Telecom shares for $69.4 million. $198.7 million of the cash received was used to acquire additional interests in ATL, Telet and Americel, and $4.7 million was spent on capital expenditures.

Financing activities
Cash provided by financing activities for the quarter ended March 31, 2002 was $277.6 million compared with cash used in financing activities of $287.2 million for the same period last year. In 2002, BCI received net proceeds of approximately $431 million from its Rights Offering, which was used to pay the accrued interest owed to holders of the convertible debentures in the amount of $40.0 million, and reduce outstanding indebtedness under the Credit Facility in the amount of $170.0 million. In addition, financing from long-term borrowings of $82.3 million was obtained at the Telecom Américas corporate level. In 2001, cash was used to repay notes payable of $189.8 million, mainly at the BCI corporate level, and long-term debt of $94.8 million at Brazil Mobile operations.

Discontinued Operations
Cash used for discontinued operations for the quarter ended March 31, 2002 was $2.5 million compared to cash provided by discontinued operations of $636.5 million for the same period last year. In 2002, cash was used to repay borrowings of $5.4 million. In 2001, cash from the proceeds realized from the sale of BCI's interest in KG Telecom of $773.1 million, as well as increased financing from long-term borrowings of $221.0 million, was partially offset by cash operating losses of $306.9 million.

Future Direction and Outlook

For the balance of 2002, BCI intends to focus on growing its existing continuing operations, divesting its interests in its non-core assets and completing a transaction that will provide BCI shareholders with a more direct or liquid investment in the underlying operations of Telecom Américas.

BCI should have sufficient funds to meet its obligations to March 2003. The monetization of BCI's interests in Axtel and Canbras in a timely fashion is critical in order for BCI to meet its financial obligations beyond March 2003. At the Operating Company levels, the 2002 financing requirements to refinance existing short-term debt and to expand the construction of their networks will have to be fulfilled through available cash balances, additional borrowings and through shareholders' equity contributions and loans (see "Risk Factors").
While the Corporation believes the Operating Companies will be able to secure debt financing from third parties and additional capital from their shareholders, there can be no

assurance that such financing will be available on terms satisfactory to, or when requested by, the Operating Companies (see "Risk Factors").

The Corporation maintains its key 2002 consolidated financial and operating targets. Expected revenues for the full year 2002 will range between $500 million and $550 million, EBITDA between $110 million and $130 million, and capital expenditures between $130 million and $140 million. The Corporation expects Telecom Américas' total subscriber base to reach between 5 and 5.3 million by year-end 2002. The above targets are based on various assumptions including assumptions about economic conditions, foreign exchange rates, competitive situation and regulation. Actual results may vary significantly.

Risk Factors

Liquidity – the Corporation

Management believes that the Recapitalization Plan, combined with BCI's available cash and unused availability under its Credit Facility, should provide BCI with sufficient funds to meet its financial obligations to March 2003. In March 2003, the Corporation expects to have the following principal direct and contingent financial obligations outstanding:

- Draw-downs under its $230 million Credit Facility due March 8, 2003;
- $160 million principal amount of High Yield Notes due September 2004 (the "High Yield Notes");
- $347 million in aggregate Tess Notes guarantees (interest and principal) due in April 2003 ($175 million) and April 2004 ($172 million); and
- $118 million of guarantees provided in respect of ATL and the Véspers.

The Corporation's assets consist almost entirely of its shareholdings in the Operating Companies owned through Telecom Américas, which have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to the Corporation. The Corporation does not expect that it will be able to generate any significant cash from the Operating Companies in the near future.

The Corporation's financial obligations, together with any investment requirements for BCI's operations, will have to be settled with the proceeds from the future sale of the Corporation's discontinued operations and other assets or through new financings in either the public or private debt or equity capital markets.

The capital and equity markets in Latin America have been depressed and there can be no assurance as to whether or when a recovery will occur. Such conditions have negatively affected the value of the Corporation's assets and restricted the Corporation's ability to raise capital.

Further, the Corporation's ability to realize the required proceeds from asset sales remains dependant on many factors outside of management's control, such as the economic, political and monetary situations specific to each of the countries where BCI's investments are located, as well as the status of BCI's relationship with its partners in these investments.

In the past and in particular in the context of the Recapitalization Plan, BCI was successful in securing financing from its parent company, BCE. BCE has publicly stated that it no longer considers BCI as a core investment and has stated its intent to monetize its interest in BCI. BCE has further stated its current intent to invest no additional funds in BCI in the future.

There can be no assurance that BCI will be able to meet its financial obligations through asset sales or new financings. On May 9, 2002, Moody's Investors Service downgraded BCI's senior unsecured debt (High Yield Notes), and issuer ratings from B2 to Ca, with a negative outlook.

Liquidity and Dilution – Telecom Américas
Telecom Américas and its Operating Companies have significant ongoing funding requirements. Excluding its discontinued operations, Telecom Américas and its Operating Companies, as at March 31, 2002, had net debt of US$2.4 billion, net of cash balances, of which US$1.2 billion is short-term and US$1.4 billion is denominated in US dollars. The Operating Companies are not currently free cash flow (cash from operations less capital expenditures) positive and rely on external sources of financing, including capital contributions from their shareholders.

If Telecom Américas is unable to fund such obligations and if BCI is unable to fund its share of investment requirements, BCI's interest in Telecom Américas could be significantly diluted.

Furthermore, there can be no assurance that the other shareholders of Telecom Américas can or will contribute the necessary funding to Telecom Américas or that Telecom Américas will be successful in securing such funding from any external sources.

In the event that debt of Telecom Américas or of Canbras Communications Corp., in an amount of at least US$15 million, is accelerated, the lenders under the Credit Facility would be permitted to demand payment of the outstanding amounts due thereunder. Furthermore, in the event amounts outstanding under the Credit Facility were accelerated, the holders of the Tess Notes and the High Yield Notes could in turn immediately accelerate the demand for payment of such indebtedness from BCI.

Dilutive Effect of Put Option and Secondary Warrants
In connection with BCI's recently completed Rights Offering, the Corporation announced its intention to issue common shares in satisfaction of the Put Option and issued anti-dilutive secondary warrants to all shareholders who exercised rights in such offering. The secondary warrants, which are non-transferable (and therefore do not trade along with any common shares issued in connection with the Rights Offering), will entitle the holder thereof to acquire a certain number of additional BCI common shares, for no additional consideration, in the event that (i) the Corporation issues common shares in satisfaction of the Put Option; and (ii) the average market price used to determine the number of common shares to be so issued is less than the average market price used to determine the exercise price of the principal warrants in the Rights Offering.

The satisfaction of the Put Option through the issuance of BCI common shares and the exercise of the secondary warrants, which is automatic if the conditions described above are met, will have a substantial dilutive effect on the holdings of all shareholders of the Corporation who do not hold such secondary warrants. The secondary warrants were only issued to shareholders of the Corporation who participated in the Rights Offering, and are non-transferable. Accordingly, persons who acquire common shares of the Corporation, or who have acquired such shares since the Rights Offering, even if such common shares were issued in connection with the Rights Offering, will not acquire the secondary warrants.

Change of Control

Certain of BCI's financial obligations contain change of control provisions relating to BCE's ownership in BCI which, if breached, could result in the acceleration of such financial obligations. The financial obligations containing such provisions include the Tess Notes of $347 million (following the April 9, 2002 payment), the Credit facility of $230 million, and the High Yield Notes of $160 million. In the event that these change of control provisions are triggered, all of the indebtedness noted above could be accelerated.

Joint Venture

The Corporation holds the majority of its investments through Telecom Américas. The Corporation holds an approximate 42% interest in the joint venture. The joint venture is subject to complex provisions which generally require the consent of the Corporation and América Móvil in order to make significant decisions about Telecom Américas and its Operating Companies. Disagreements between the partners could adversely affect the joint venture and the Operating Companies.

Litigation

On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice by certain holders of BCI's convertible unsecured subordinated debentures. The plaintiffs are seeking the Court's approval to proceed by way of class action on behalf of all holders of the debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE and BMO Nesbitt Burns Inc. up to an amount of $250 million plus punitive damages and other amounts totaling $35 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan. BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

Separately, an institutional holder of BCI's convertible unsecured subordinated debentures has threatened to institute legal proceedings against BCI, claiming that the Recapitalization Plan results in inequitable treatment of debenture holders as compared with the holders of common shares. BCI believes the allegations are without merit. In the event that litigation is commenced, BCI intends to take all appropriate actions to defend its position.

Pursuant to the Reorganization, which included the transfer of Comcel from Telecom Américas to América Móvil or its affiliates, BCI agreed to indemnify Comcel for certain amounts (the details of which are set out below) to the extent Comcel is required to pay damages as a result of litigation in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through voice-over internet protocol. BCI has agreed (i) that BCI shall indemnify Comcel for the initial US$5 million of damages; (ii) Comcel shall be responsible for damages in excess of US$5 million up to and including US$7.5 million; and (iii) BCI shall indemnify Comcel for any damages in excess of US$7.5 million. Comcel is currently involved in litigation involving claims of approximately US$70 million. While Comcel's Colombian counsel believes the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis, there can be no assurance that Comcel will be successful in its defense.

NASDAQ Delisting
The Corporation was advised by the NASDAQ National Market ("NASDAQ") in February 2002 that it was not in compliance with NASDAQ's minimum market capitalization and share price listing requirements. If BCI fails to meet the minimum requirements by May 16, 2002, BCI's shares could potentially be delisted from NASDAQ. By virtue of the Recapitalization Plan, BCI now meets the market capitalization listing requirement, and is considering methods, including a potential consolidation of its common shares, that would cause BCI to meet the minimum share price requirement. However, there can be no assurance that the Corporation will succeed in meeting these listing requirements. Should the common shares be delisted by NASDAQ, there could be an adverse effect on the liquidity of the common shares.

Other Risk Factors
Other risk factors include, without limitation: Currency exposures, Risks associated with conducting business in Latin America, BCI's history of losses, BCI's and the Operating Companies' ability to meet their debt covenants, BCI's and the Operating Companies' substantial leverage and ability to service debt, BCI's holding company structure, BCI's inability to control the Operating Companies and transfer its ownership interest therein, Telecom Américas' current and future intense competition in Brazil, the dependance on local economies and inflation, BCI's control by BCE, BCI's share price volatility, license restrictions and regulations, technological risks, and radio frequency emissions concerns.

Consolidated Statements of Earnings (Unaudited)

(In thousands of Canadian dollars, except per share amounts)

	Three months ended March 31, 2002	Three months ended March 31, 2001 Restated (Note 1)
Revenues	$ 136,699	$ 37,260
Cost of sales	55,393	17,262
Selling, general and administrative expenses	40,687	18,587
Depreciation and amortization	43,488	21,227
Operating loss from continuing operations	(2,869)	(19,816)
Foreign exchange loss	(2,703)	(51,935)
Interest expense	(66,389)	(20,601)
Gain (loss) on investments	1,660	(54,652)
Other	(1,426)	5,098
Loss from continuing operations before non-controlling interest	(71,727)	(141,906)
Non-controlling interest	5,274	128
Net loss from continuing operations	(66,453)	(141,778)
Discontinued operations (Note 3)	672,921	305,025
Net earnings	606,468	163,247
Interest on convertible debentures	(3,233)	(6,999)
Net earnings applicable to common shares	$ 603,235	$ 156,248
Earnings per common share - basic and diluted (Note 5)	$ 0.25	$ 1.98

Consolidated Statements of Deficit (Unaudited)

(In thousands of Canadian dollars)

	Three months ended March 31, 2002	Three months ended March 31, 2001 Restated (Note 1)
Deficit, beginning of period, as previously reported	$ (870,241)	$ (506,669)
Cumulative effect on prior years of change in accounting policy for foreign currency translation (Note 1)	(112,748)	(142,729)
Deficit, beginning of period, restated	(982,989)	(649,398)
Net earnings	606,468	163,247
Interest on convertible debentures	(3,233)	(6,999)
Share issue costs	(9,000)	-
Deficit, end of period	$ (388,754)	$(493,150)

Consolidated Balance Sheets

(In thousands of Canadian dollars)

	Unaudited As at March 31, 2002	As at December 31, 2001
		Restated (Note 1)
Current assets		
Cash and cash equivalents (Note 4)	$ 570,286	$ 378,204
Notes receivable	60,678	42,361
Accounts receivable	117,828	162,578
Inventory	32,803	65,192
Prepaid expenses and other current assets	120,814	28,522
	902,409	676,857
Fixed assets, net	1,021,796	1,185,460
Licenses, net	1,050,845	1,246,233
Deferred charges	116,631	87,863
Goodwill	1,574,480	1,449,129
Other assets	83,939	109,241
	$ 4,750,100	$ 4,754,783
Current liabilities		
Short-term loan facilities	$ 836,021	$ 931,728
Notes payable	36,520	145,510
Accounts payable and accrued liabilities	358,508	381,228
Long-term debt due within one year	560,236	661,953
	1,791,285	2,120,419
Long-term debt	1,185,322	1,539,300
Other long-term liabilities	90,280	84,640
Deferred income	74,410	493,776
Future income taxes	79,733	79,733
	3,221,030	4,317,868
Non-controlling interest	49,882	98,397
Commitments and contingencies (Note 6)		
Shareholders' equity		
Convertible debentures	-	436,826
Put option	181,217	174,288
Stated capital	1,764,714	846,101
Deficit	(388,754)	(982,989)
Foreign currency translation adjustment	(77,989)	(135,708)
	1,479,188	338,518
	$ 4,750,100	$ 4,754,783

Consolidated Statements of Cash Flows (Unaudited)

(In thousands of Canadian dollars)

	Three months ended March 31, 2002	2001 Restated (Note 1)
Operations		
Net loss from continuing operations	$ (66,453)	$ (141,778)
Items not affecting cash		
(Gain) loss on investments	(1,660)	54,652
Depreciation and amortization	43,488	21,227
Non-controlling interest	(5,274)	(128)
Unrealized losses on foreign exchange	2,844	27,242
Accreted interest on long-term debt	17,213	4,368
Amortization of discount on notes payable	4,821	-
Changes in working capital items	(30,528)	27,585
Cash used for continuing operations	(35,549)	(6,832)
Investing activities		
Notes receivable	(17,264)	223,330
Capital expenditures	(23,907)	(4,731)
Other long-term assets	(1,876)	29,699
Proceeds from sale of temporary investments	-	69,446
Acquisition of subsidiaries and joint venture investees (net of cash)	(2,274)	(198,658)
Cash (used for) provided by continuing investing activities	(45,321)	119,086
Financing activities		
Short-term loan facilities	(174,082)	10,845
Decrease in notes payable	(27,748)	(189,763)
Addition of long-term debt	131,658	16,037
Reduction of long-term debt	(49,398)	(110,855)
Issuance of common shares	440,242	565
Share issue costs	(9,000)	-
Interest paid on convertible debentures	(40,060)	(8,438)
Other long-term liabilities	5,938	7,533
Amounts distributed to non-controlling interests	-	(13,134)
Cash (used for) provided by continuing financing activities	277,550	(287,210)
Foreign exchange (loss) gain on cash held in foreign currencies	(2,063)	12,813
***Cash (used for) provided by discontinued operations* (Note 3)**	(2,535)	636,514
Net increase in cash and cash equivalents	192,082	474,371
Cash and cash equivalents, beginning of period	378,204	123,680
Cash and cash equivalents, end of period (Note 4)	$ 570,286	$ 598,051

See Note 7 for supplementary cash flow information

Notes to the Consolidated Financial Statements (unaudited)

(All tabular amounts are in thousands of Canadian dollars)

1. Basis of presentation and significant accounting policies

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001 as set out on pages 14 to 48 of Bell Canada International Inc.'s ("BCI" or the "Corporation") 2001 Annual Report, prepared in accordance with generally accepted accounting principles in Canada ("GAAP"). Capitalized terms used herein, and not otherwise defined, have the meanings defined in BCI's 2001 Annual Report.

In the opinion of the management of BCI, the unaudited interim consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements except as noted below. The unaudited interim consolidated financial statements contain all adjustments necessary for a fair presentation of the financial position as at March 31, 2002 and the results of operations and cash flows for the three months ended March 31, 2002 and 2001, respectively.

For a description of the Corporation's significant accounting policies, refer to BCI's financial statements for the year ended December 31, 2001. Certain comparative figures have been reclassified to conform with the current presentation.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NEW ACCOUNTING POLICIES

Effective January 1, 2002, the Corporation adopted the following new accounting recommendations of the Canadian Institute of Chartered Accountants (the "CICA"):

Handbook Sections 1581, "Business Combinations", and 3062, "Goodwill and Other Intangible Assets": These recommendations require that all business combinations be accounted for using the purchase method. In addition, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings but will be subject to an annual impairment test. These recommendations are not to be applied retroactively. For the three months ended March 31, 2001, goodwill amortization amounted to $10,115,000. In 2002, on a transitional basis, the first step of the impairment test must be completed by June 30, 2002 with a second step completed by December 31, 2002. Any resulting transitional impairment of goodwill and indefinite life intangible assets will be charged to opening deficit. The Corporation is currently evaluating the impact of the adoption of the new recommendations and therefore has not yet finalized their effect on its consolidated financial statements. However, a very substantial amount of goodwill on the consolidated balance sheet at January 1, 2002 may be found to be impaired.

Handbook Section 1650, "Foreign Currency Translation": The amended recommendations require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. As a result of this change in accounting policy, opening deficit at January 1, 2002 increased by $112,748,000, deferred charges decreased by $112,071,000, non-controlling interest decreased by $677,000 and net earnings for the three months ended March 31, 2001 decreased by $48,541,000.

Notes to the Consolidated Financial Statements (unaudited)

(All tabular amounts are in thousands of Canadian dollars)

1. Basis of presentation and significant accounting policies (cont'd)

Handbook Section 3870, Stock-based Compensation and other Stock-based Payments: These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The standard requires that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value, and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. This Section applies to awards granted by the Company on or after January 1, 2002.

The Corporation has chosen to continue to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares. There have been no grants of stock options on or after January 1, 2002.

BCI RECAPITALIZATION

On February 15, 2002, BCI completed a substantial portion of a Recapitalization Plan to enable the Corporation to meet its short-term funding obligations and avoid the acceleration of other indebtedness. The Recapitalization Plan included the following:

- A Rights Offering to holders of its common shares for gross proceeds of approximately $440 million;
- Settlement of obligations totaling approximately $478 million by the issuance of BCI common shares. These obligations included principal in the amount of $400 million owing under the Corporation's convertible unsecured subordinated debentures and principal and interest in the amount of $78 million owing to BCE Inc. ("BCE") pursuant to a convertible loan;
- It is BCI's intention to settle the Put Option by the issuance of BCI common shares upon receipt of the put exercise notice;
- The amendment and restatement of BCI's existing credit facility (the "Credit Facility") on March 8, 2002 in the reduced amount of $230 million but with an extended maturity to March 8, 2003.

Proceeds of the Rights Offering were used to pay the accrued interest owed to holders of the convertible debentures in the amount of approximately $40 million and reduce outstanding indebtedness under the Credit Facility by an amount of approximately $170 million. Approximately $150 million was used to fund BCI's equity commitments to Telecom Américas, of which $120 million was used to fund a portion of the first payment due April 9, 2002 under the promissory notes issued in connection with the Tess acquisition (the "Tess Notes"). The remaining proceeds will be used for general corporate and investment purposes.

LIQUIDITY

BCI believes that the Recapitalization Plan, combined with BCI's available cash and unused availability under its Credit Facility, should provide BCI with sufficient funds to meet its financial obligations to March 2003. In March 2003, the Corporation expects to have the following principal direct and contingent financial obligations outstanding:

- Draw-downs under its $230 million Credit Facility due March 8, 2003;
- $160 million principal amount of High Yield Notes due September 2004 (the "High Yield Notes");

(All tabular amounts are in thousands of Canadian dollars)

1. Basis of presentation and significant accounting policies (cont'd)

- $347 million in aggregate Tess Notes guarantees (interest and principal) due in April 2003 ($175 million) and April 2004 ($172 million); and
- $118 million of guarantees provided in respect of ATL and the Véspers.

The Corporation's financial obligations, together with any investment requirements for BCI's operations, will have to be settled with the proceeds from the sale of the Corporation's discontinued operations (see Note 3) and other assets or through new financings in either the public or private debt or equity capital markets. The monetization of BCI's interests in Axtel and Canbras in a timely fashion is critical in order for BCI to meet its financial obligations beyond 2002.

The Corporation's ability to realize the required proceeds from asset sales remains dependent on many factors outside of management's control, such as the economic, political and monetary situations specific to each of the countries where BCI's investments are located, as well as the status of BCI's relationship with its partners in these investments. In the event that BCI is unable to raise proceeds through asset sales, it will be required to secure other sources of funds, and there can be no assurance that it will be able to secure such other financing. In the past and in particular in the context of the Recapitalization Plan, BCI was successful in securing financing from its parent company, BCE. BCE has publicly stated that it no longer considers BCI as a core investment and has stated its intent to monetize its interest in BCI. BCE has further stated its current intent to invest no additional funds in BCI in the future.

At the operating company level, the 2002 financing requirements will have to be fulfilled through available cash balances, additional borrowings and through shareholders' equity contributions and loans. In 2002, the Corporation expects most of the operating companies to require additional debt and equity financing to refinance existing short-term debt and to expand the construction of their networks. While the Corporation believes the operating companies will be able to secure debt financing from third parties and additional capital from their shareholders, there can be no assurance that such financing will be available on terms satisfactory to, or when requested by, the operating companies.

These consolidated financial statements have been prepared on a "going concern" basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of operations.

2. Investments in subsidiaries and joint venture investees

During the three months ended March 31, 2002, the Corporation indirectly acquired or increased its effective economic interest in certain companies and divested others. The results of operations for each of the acquisitions are included in the consolidated statements of earnings as of the effective date of acquisition. Each acquisition was accounted for using the purchase method.

a) On February 8, 2002, BCI concluded a reorganization (the "Reorganization") of Telecom Américas Ltd. ("Telecom Américas") with its partners America Móvil S.A. de C.V. ("América Móvil") and SBC International Inc. ("SBC"). This resulted in Telecom Américas becoming a company focused exclusively on the provision of mobile wireless services in Brazil with reduced consolidated indebtedness.

(All tabular amounts are in thousands of Canadian dollars)

2. *Investments in subsidiaries and joint venture investees (cont'd)*

The Reorganization included the following transactions:

- Telecom Américas transferred its 77.1% indirect interest in Comunicación Celular S.A. ("Comcel") to América Móvil;
- América Móvil transfered cash of US$80,000,000 and transferred its 41% indirect interest in Algar Telecom Leste S.A. ("ATL") to Telecom Américas;
- Telecom Américas distributed its 75.6% indirect interest in Canbras Communication Corp. ("Canbras") to BCI;
- Telecom Américas distributed its 59.1% interest in Genesis Telecom C.A. ("Genesis") equally to BCI and América Móvil; and
- Telecom Américas will distribute its 60% indirect interest in Techtel-LMDS Comunicaciones Interativas S.A. ("Techtel") to América Móvil upon receipt of regulatory approvals.

As a result of the Reorganization, BCI recorded a net gain of $672,921,000 (see note 3), which is included in discontinued operations, and additional goodwill of $262,957,000 resulting from the Corporation's increased interest in ATL.

b) On March 6, 2002, Telecom Américas acquired an additional 0.74% economic interest in Americel S.A. ("Americel") for cash consideration of US$3,446,000. As a result of this transaction, BCI acquired an effective 0.31% economic interest in Americel for $2,274,000 (US$1,436,000) resulting in an increase in its effective economic interest from 31.95% to 32.26%.

3. Discontinued operations

Discontinued operations are comprised of the following:

Spanish Americas Mobile, Spanish Americas Broadband and Brazil Broadband

Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile (Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value as part of the Reorganization (see note 2a). Techtel will be disposed of upon receipt of regulatory approvals. As a result of the terms of the Reorganization, Telecom Américas no longer controls nor exercises significant influence over Techtel. Consequently, as of February 8, 2002, Techtel is accounted for as an investment at cost and is included in other current assets on the consolidated balance sheet.

The Corporation intends to dispose of its interest in Canbras and Genesis by selling its equity interests to third parties. The estimated proceeds from the sale of Canbras and Genesis are expected to result in a net gain on disposal. As a result, Canbras and Genesis losses from operations are being classified as deferred charges on the balance sheet. The sale of BCI's interest in Canbras and Genesis is expected to be completed within the next twelve months. Assumptions used and resulting estimates may change with the passage of time and changes in circumstances. Changes in esti-mates will be reflected in the period they are determined.

Asia Mobile

On February 23, 2001, the Corporation sold its 20% economic interest in KG Telecommunications Co. Ltd. ("KG Telecom"), its remaining operation in its Asia Mobile business segment.

Notes to the Consolidated Financial Statements (unaudited)

(All tabular amounts are in thousands of Canadian dollars)

3. Discontinued operations (cont'd)

Latin America CLEC

Effective March 31, 2001, the Corporation adopted a formal plan of disposal for all of its operations included in its Latin America CLEC business segment which was comprised at the time of Axtel as well as Vésper S.A., Vésper São Paulo S.A. and Vento Ltda. (collectively the "Vespers"). On September 30, 2001, the Corporation wrote-off its investment in the Vespers. The Corporation intends to dispose of its investment in Axtel by selling its equity interest to a third party.

Based on management's best estimates and assumptions, the disposal of BCI's interest in Axtel, the remaining operation of the Latin America CLEC business segment will result in a gain on disposal. As a result, Axtel losses from operations are being classified as deferred charges on the balance sheet.

The sale of Axtel is expected to be completed within the next twelve months. Assumptions used and resulting estimates may change with the passage of time and changes in circumstances. Changes in estimates will be reflected in the period they are determined.

Net earnings from discontinued operations are as follows:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Revenues applicable to discontinued operations, excluded from consolidated revenues	$ -	$ 104,178
Net operating earnings (loss) from discontinued operations, net of tax:	-	(205,668)
Gain on sale of investment in KG Telecom, (net of applicable income taxes of $44,522,000)	-	502,140
Amortization of deferred income	-	8,553
Net gain on Reorganization (Note 2)	**672,921**	-
Net earnings from discontinued operations	**$ 672,921**	$ 305,025

Amounts related to the discontinued operations included in the consolidated balance sheets are as follows:

	March 31, 2002	December 31, 2001
Current assets	**$ 125,476**	$ 133,774
Fixed assets, net	**361,583**	524,709
Licenses, net	**62,189**	230,060
Goodwill	**27,061**	175,987
Other assets	**136,967**	137,729
Total assets	**$ 713,276**	$ 1,202,259
Current liabilities	**225,929**	293,455
Long-term debt	**257,965**	579,421
Deferred income	**5,849**	423,497
Total liabilities	**489,743**	1,296,373
Non-Controlling interest	**50,100**	48,714
Net assets (liabilities)	**$ 173,433**	$ (142,828)

(All tabular amounts are in thousands of Canadian dollars)

3. Discontinued operations (cont'd)

Cash flows from discontinued operations are as follows:

	Three months ended March 31, 2002	2001
Operating activities	**$ 13,737**	$(306,914)
Investing activities	**(10,971)**	721,907
Financing activities	**(5,340)**	222,445
Foreign exchange gain (loss) on cash held in foreign currencies	**39**	(924)
Cash flows (used for) from discontinued operations	**$ (2,535)**	$ 636,514

4. Cash and cash equivalents

Cash and cash equivalents at March 31, 2002 include $328,198,000 of restricted cash. This amount represents BCI's share of Telecom Américas' cash not available for use other than to collateralize short-term bank loans of certain of its subsidiaries. Cash and cash equivalents at March 31, 2002 also include $119,741,000 of cash reserved by BCI to make a capital contribution to Telecom Américas to allow Telecom Américas to repay short-term debt (Tess Notes) guaranteed by BCI.

5. Stated capital

A) CHANGES IN COMMON SHARES FOR THE THREE MONTHS ENDED MARCH 31, 2002 ARE AS FOLLOWS:

	Number of shares	Stated capital
Balance, December 31, 2001	79,023,413	$ 846,101
Issuance of shares - Rights offering	2,988,986,201	440,242
Issuance of shares – Convertible debentures	1,457,938,474	400,000
Issuance of shares - BCE Convertible loan	271,365,570	78,370
Balance, March 31, 2002	4,797,313,658	$1,764,713

On January 11, 2002, BCI closed a Rights Offering of units for cash proceeds of $440,241,800. Each unit, priced at $100 per unit consisted of a deposit receipt, a principal warrant and a non-transferable secondary warrant.

On February 15, 2002, 2,988,986,201 common shares were issued upon the automatic exercise of the principal warrants at a price of $0.147288 per share.

Each non-transferable secondary warrant entitles the holder to acquire a certain number of additional common shares, for no additional consideration, only upon the issuance of common shares to an unrelated financial investor (affiliate of American International Group, Inc. "AIG") in connection with the exercise of the Put Option and only if the price per common share issued by BCI to AIG is less than the current market price used in determining the number of common shares issuable in connection with the principal warrants.

If exercised, the secondary warrants will entitle the holders to receive a number of additional common shares which, when combined with the number of common shares received upon exercise of the principal warrants, will equal the number of common shares the holders would have received

(All tabular amounts are in thousands of Canadian dollars)

5. Stated capital (cont'd)

if the market price used in determining the exercise price of the principal warrants had been the same as the price of the common shares issued to AIG in connection with the exercise of the Put Option. The secondary warrants expire on March 31, 2003. Assuming a May 8, 2002 exercise of the Put Option at a price of $0.073, 11,316,072,373 additional shares would be issued to settle both the Put Option and the secondary warrants.

As part of the Recapitalization Plan, the Corporation, on February 15, 2002 settled certain short-term obligations totaling $478 million through the issuance of common shares, as follows:

- 1,457,938,474 common shares were issued in payment of the principal amount of $400 million owing under BCI's convertible unsecured subordinated debentures at a price of $0.27436 per share;
- 271,365,570 common shares were issued to BCE as a result of the conversion of the principal and interest of $78,370,377 owing under a convertible loan to BCI at a price of $0.2888 per share.

B) Stock Options

At March 31, 2002, 1,347,550 stock options were outstanding of which 876,500 were exercisable. The stock options are exercisable on a one-for-one basis for common shares of the Corporation.

C) Loss per share from continuing operations

The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations:

	Three months ended March 31,	
	2002	**2001**
Numerator:		
Net loss from continuing operations	**$ (66,453)**	$ (141,778)
Interest on convertible debentures	**(3,233)**	(6,999)
Net loss from continuing operations applicable to common shares - basic and diluted	**$ (69,686)**	$ (148,777)
Denominator:		
Weighted-average number of shares - basic and diluted	**2,438,169**	79,014
Basic and diluted loss per share from continuing operations	**$ (0.03)**	$ (1.88)

The Corporation excluded potential common share equivalents from the computation of diluted loss per share from continuing operations computed above as they were anti-dilutive.

(All tabular amounts are in thousands of Canadian dollars)

5. Stated capital (cont'd)

D) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Numerator:		
Net earnings	**$ 606,468**	$ 163,247
Interest on convertible debentures	**(3,233)**	(6,999)
Net earnings applicable to common shares - basic and diluted	**603,235**	156,248
Denominator:		
Weighted-average number of common shares - basic and diluted	**2,438,168**	79,014
Basic and diluted earnings per share	**$ 0.25**	$ 1.98

Potential common share equivalents were excluded from the computation of diluted earnings per share as they were considered anti-dilutive in the computation of diluted loss per share from continuing operations.

6. Commitments and contingencies

a) An institutional holder of BCI convertible unsecured subordinated debentures that matured February 15, 2002 has threatened to institute legal proceedings against BCI in connection with the settlement of the debentures through the issuance of common shares under the Recapitalization Plan. It is alleged that such settlement results in inequitable treatment of debenture holders as compared with the holders of common shares.

BCI is of the view that the allegations are without merit. In the event that litigation is commenced, BCI intends to take all appropriate actions to vigorously defend its position.

The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter and therefore cannot determine whether this threatened legal proceeding has a material adverse impact on the consolidated financial position or results of operations of the Corporation. As of May 8, 2002, the institutional holder had not commenced legal proceedings.

b) On March 28, 2002, ATL renegotiated two loans in the amount of US$100,000,000 and US$111,000,000 respectively whereby the maturity dates were extended to October 2005. In addition, the interest rate on the US$100,000,000 loan was reduced from LIBOR + 5% to LIBOR + 4% and the interest rate on the US$111,000,000 loan was changed from US Treasury rate + 6.5% to LIBOR + 4%. As of March 31, 2002, ATL was in breach of certain covenants for which it had received a waiver for three months. Accordingly, the loans have been shown as long-term debt due within one year.

c) As of March 31, 2002 Tess and Telet had loans aggregating approximately US$304,200,000 which were in breach of certain covenants and which were past due. Accordingly, the loans were shown as long-term debt due within one year.

(All tabular amounts are in thousands of Canadian dollars)

6. Commitments and contingencies (cont'd)

d) The Corporation has agreed to indemnify SBC against and hold it harmless from BCI's "pro rata share" of any and all losses incurred by SBC as a result of the breach by Telecom Américas under an agreement to reimburse SBC any amounts that may be paid by SBC pursuant to a US$100 million ATL loan guarantee. BCI's "pro rata share" represents the percentage ownership of BCI in Telecom Américas. As a result, BCI's contingent liability to SBC at March 31, 2002 was US$41,800,000.

e) As part of the Vésper financial restructuring, which was concluded in November 2001, the Corporation has entered into agreements with certain Brazilian banks to guarantee up to US$32,300,000 of Vésper debt. Twenty-five per cent of the debt being guaranteed is due in 2004 and the remaining seventy-five per cent is due in 2005. The amount of the guarantee will be reduced proportionately in the event there is a reduction in the principal amount being guaranteed.

f) The Corporation has guaranteed US$315,637,500 of Telecom Américas' debt (Tess Notes) which is already included as part of long-term debt in these consolidated financial statements.

g) In the event that debt of Telecom Américas or of Canbras Communications Corp., in an amount of at least US$15 million, is accelerated, the lenders under the Credit Facility would be permitted to demand payment of the outstanding amounts due thereunder. Furthermore, in the event amounts outstanding under the Credit Facility were accelerated, the holders of the Tess Notes and the High Yield Notes could in turn immediately accelerate the demand for payment of such indebtedness from BCI.

h) Pursuant to the joint venture agreement relating to the formation of Telecom Américas, BCI agreed to increase the amount of the promissory notes it contributed to Telecom Américas to the extent Comcel is required to pay damages in excess of US$5 million as a result of litigation in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through voice-over internet protocol (VOIP).

Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million. While Comcel's Colombian counsel believes the damage allegations will be subject to defences on the merits and that substantially all of the claims lack a sufficient evidentiary basis, there can be no assurance that Comcel will be successful in its defence.

As part of the Telecom Américas Reorganization which closed on February 8, 2002, the parties agreed to modify the existing indemnification obligation of BCI. BCI has agreed: (i) that BCI shall indemnify Comcel for the initial US$5 million of damages; (ii) Comcel shall be responsible for damages in excess of US$5 million up to and including US$7.5 million; and (iii) BCI shall indemnify Comcel for any damages in excess of US$7.5 million.

7. Supplementary cash flow information

	Three months ended March 31,	
	2002	**2001**
Interest paid	**$ 40,815**	$ 21,412
Income taxes paid	$ -	$ -

(All tabular amounts are in thousands of Canadian dollars)

8. Subsequent Events

i) On April 19, 2002, Telecom Américas completed a previously announced transaction whereby a private investor purchased US$300 million of non-redeemable convertible preferred shares of Telecom Américas. The proceeds were used to repay debt. If converted, BCI's interest in Telecom Américas would decline by approximately three percentage points.

ii) On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice by certain former holders of BCI's convertible unsecured subordinated debentures. The plaintiffs are seeking the Court's approval to proceed by way of class action on behalf of all holders of the debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE and BMO Nesbitt Burns Inc. up to an amount of $250,000,000 plus punitive damages and other amounts totalling $35,000,000 in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan.

BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position.

TRADING STATISTICS

Price Range of Common Shares

		Feb 15 - Mar 31, 2002		
		High	Low	Close
Toronto Stock Exchange	($)	0.165	0.095	0.115
NASDAQ	(US$)	0.11	0.05	0.07

Average Daily Trading Volumes

	Feb 15 - Mar 31, 2002
Toronto (BI)	12,796,773
NASDAQ (BCICF)	1,177,217

Additional information may be obtained from:

Bell Canada International Inc.
Investor Relations
1000, rue de La Gauchetière Ouest, Bureau 1100
Montréal (Québec) H3B 4Y8

Tel: (514) 392-2384
Fax (514) 392-2266
E-mail: investor.relations@bci.ca

BCI files statistical information which is available to analysts with Canadian securities commissions and the US Securities and Exchange Commission. This information can be found on the BCI Inc. web site, www.bci.ca, and is available from the Corporation upon request.

BCI owns and develops advanced communications companies in markets outside Canada, with a focus on Latin America. A subsidiary of BCE Inc., Canada's largest communications company, BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the symbol BCICF. Visit our Web site at www.bci.ca.

Certain statements made in this report describing BCI's intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.